Exhibit 99.1

Enerplus Appoints Mark A. Houser to its Board of Directors

CALGARY, AB, March 17, 2022 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced the appointment of Mr. Mark A. Houser to its board of directors.

Mr. Houser has spent his career in the energy industry, most recently as the founder and principal of Symphero Energy Solutions, LLC, an advisory services company in the oil and gas and renewable energy development markets. Prior to starting Symphero Energy Solutions, Mr. Houser served as Chief Executive Officer of University Lands from 2015 to 2021, which manages the surface and mineral interests of 2.1 million acres of land in West Texas. Prior to that, he held multiple executive roles for Enervest, Ltd. from 1999 to 2015, including Executive Vice President and Chief Operating Officer. Mr. Houser served in a variety of executive and senior management roles with Occidental Petroleum & Canadian Occidental Petroleum, Ltd. from 1989 to 1999. He began his career in 1984 with Kerr-McGee Corporation in various production and reservoir engineering positions.

"We are very pleased Mr. Houser will be joining the board of Enerplus," said Ian C. Dundas, President and CEO. "His perspective and expertise in the energy sector will align strongly with our company's commitment to create long-term value for shareholders. We look forward to benefitting from his knowledge and guidance."

Mr. Houser currently serves on the Investment Committee for a privately held oil and gas investment firm. He also serves on the Board of Directors of the Houston Methodist Hospital System and is a member of the Board of Stewards of Chapelwood United Methodist Church. He received a Bachelor of Science degree in Petroleum Engineering from Texas A&M University, College Station Texas and an MBA from Southern Methodist University.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

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%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 16:30e 17-MAR-22